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ALEAFIA ANNOUNCES TWO NEW DIRECTORS

Toronto, Ontario, June 5, 2018 – Aleafia Health Inc. (TSXV: ALEF) (“Aleafia”) or (the “Company”), is pleased to announce that it convened its special and annual shareholders meeting on May 31, 2018 (the “Meeting”) and that William Stewart and Hon. Gary Goodyear were elected to the board of directors of the Company.

The board of directors of the Company now consists of Hon. Julian Fantino, Raf Souccar, Mark Sandler, Dr. Michael Verbora, William Stewart and Hon. Gary Goodyear.

From “seed to sale,” Aleafia takes a patient-first, physician-led and research-driven approach to medical cannabis care.

For more information, please go to http://www.aleafiainc.com.

Overview of Aleafia

Aleafia Health Inc. operates the Aleafia Total Health Network (the “Aleafia Network”) in Vaughan, Ontario. Aleafia Health seeks to make a difference in cannabinoid therapy delivery by providing an interconnected medical service model. While most clinical programs are geared primarily towards post injury rehabilitation, the Aleafia Network is focused on the strong link between early intervention and successful treatment. The intent is to manage health through a patient focused, assessment based, and interdisciplinary resourced organization.

Aleafia Health also now wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada’s largest physician led referral-only clinics for medical cannabis. Established in 2014, Aleafia Helath now has 23 clinics across Canada, with additional locations planned to open in 2018. Aleafia Health operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Aleafia Health are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Aleafia Inc., owns 100% of Aleafia Farms Inc., a licensed producer under the Health Canada Access to Cannabis for Medical Purposes Regulations (ACMPR), as well as the land and building in Scugog, Ontario, where the facility operates. Aleafia acquired Aleafia Farms to directly support the Aleafia Network, as a vertically integrated business model.

For More Information

For more information about Aleafia Health Inc., please contact:

Media Relations
Telephone: (289) 388-6419
Email: media@aleafiainc.com

Investor Relations:
Tyler M. Troup Circadian Group (Investor Relations)
Tel:1-866-950-8300
Email: IR@aleafiainc.com

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